                                                                     EXHIBIT 3.3

Article III, Section 2 of the 3dfx Interactive, Inc. Bylaws is amended in its entirety, effective with the 3dfx 2000 Annual Meeting of Shareholders, to read as follows:

"SECTION 2. Number of Directors. The number of directors of the corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be five (5) until changed, within the limits specified above, by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the shareholders. The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number of or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of an action by written consent, are equal to more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon. No amendment may change the stated maximum number of authorized directors to a number greater than two (2) times the stated minimum number of directors minus one (1). No reduction of the authorized number of directors shall have the effect of removing any director before the director's term of office expires."